UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2010
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 13, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)

By:	/s/ Ronit Zmiri
Name: Ronit Zmiri
Title: Corporate Secretary

Dated: May 13, 2010

EXHIBIT INDEX

Exhibit No.	Description

1.	Press Release dated May 13, 2010

Earning Release

Exhibit 1
ELBIT SYSTEMS REPORTS
FIRST QUARTER 2010 RESULTS

Backlog of orders at $5.25 billion;
Revenues at $618.2 million; Net income at $49.8 million;
Diluted net earnings per share increased by 12.7% to $1.15

Haifa, Israel, May 13, 2010 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense company, today reported its consolidated financial results for the first quarter ended March 31, 2010.

Revenues decreased by 5.9% to $618.2 million in the first quarter of 2010, as compared to $656.9 million in the first quarter of 2009. The decrease in revenues during the first quarter of 2010 was mainly in the land vehicle systems and C4I systems area of operations due to delays in receipt of orders and reduction in short-term projects, compared with the first quarter of 2009.

Gross profit decreased by 11.4% to $184.5 million (29.9% of revenues) for the first quarter of 2010, as compared with gross profit of $208.3 million (31.7% of revenues) in the first quarter of 2009, which was mainly impacted by the strong U.S. dollar vs. the Israeli Shekel and some short turn-around revenues in the first quarter of 2009.

Net research and development ("R&D") expenses were $52.7 million (8.5% of revenues) in the first quarter of 2010, as compared to $45.9 million (7.0% of revenues) in the first quarter of 2009. The higher level of R&D expenses in the first quarter of 2010 reflected increased efforts on development and adaptations of our products to market requirements.

Marketing and selling expenses were $54.6 million (8.8% of revenues) in the first quarter of 2010, as compared to $56.9 million (8.7% of revenues) in the first quarter of 2009.

General and administrative (“G&A”) expenses were $28.1 million (4.5% of revenues) in the first quarter of 2010, as compared to $28.9 million (4.4% of revenues) in the first quarter of 2009.

Net financial expenses were $3.1 million in the first quarter of 2010, as compared to $19 million in the first quarter of 2009. The higher level of financial expenses in the first quarter of 2009 was mainly a result of hedging activities related to the strong U.S. dollar vs. the Israeli Shekel.

Other income of $12.8 million was recorded by the Company in the first quarter of 2010, due to the final payment from the sale of Mediguide Inc. This is compared to expenses of $0.1 million in the first quarter of 2009.

Taxes on income were $10.3 million (effective tax rate of 17.5%) in the first quarter of 2010, compared to taxes on income of $12.2 million (effective tax rate of 21.3%) in the first quarter of 2009. The change in the effective tax rate was attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Company's entities generate taxable income.

Equity in net earnings of affiliated companies and partnership was $3.9 million (0.6% of revenues) in the first quarter of 2010, compared to $4.8 million (0.7% of revenues) in the first quarter of 2009.

Earning Release

Net income attributable to non-controlling interests was $2.8 million in the first quarter of 2010, as compared with $6.8 million in the first quarter of 2009. The decrease in net income attributable to non-controlling interests was mainly a result of the Company's purchase during the second quarter of 2009 of the remaining 49% of Kinetics Ltd.'s shares, making Kinetics a wholly-owned subsidiary of Elbit Systems.

Net income attributable to the Company's ordinary shareholders increased in the first quarter of 2010 by 15.1% to $49.8 million (8.1% of revenues), as compared with $43.3 million (6.6% of revenues) in the first quarter of 2009.

Diluted net earnings per share attributable to the Company's ordinary shareholders were $1.15 for the first quarter of 2010, as compared with $1.02 for the first quarter of 2009, an increase of 12.7%. Earnings per share net of the income recorded from the sale of Mediguide Inc. were $0.93.

The Company’s backlog of orders totaled $5,247 million as of March 31, 2010, as compared with $5,044 million as of December 31, 2009. Approximately 73% of the backlog relates to orders outside of Israel. Approximately 68% of the Company’s backlog as of March 31, 2010, is scheduled to be performed during the upcoming three quarters of 2010 and during 2011.

Operating cash flow was $64 million during the first quarter of 2010, as compared to $5.4 million in the first quarter of 2009.

Recent Events:

On March 15, 2010, the Company announced that it was awarded a contract from the Department of Defence of the Commonwealth of Australia in the amount of approximately $298 million U.S. dollars for the supply, integration, installation and support of a Battle Group and Below Command, Control and Communications (BGC3) system for the Australian Army's Land 75/125 program. The BGC3 comprises a Battle Management System (BMS) for soldiers, Vehicle Mounted Commanders and Headquarters/Command Post Staff. This project, to be performed over the next three years, will enable the Australian Army to achieve a major portion of its defence network centric warfare milestone of a networked brigade with cutting edge technology in battle management and communications systems.

On March 24, 2010, the Company announced that its subsidiary, Elisra Electronic Systems Ltd., was awarded contracts to supply airborne and ground electronic warfare (EW) systems, for a customer in Asia, at an aggregate value of approximately $147 million. The systems will be delivered over the next three years.

On April 15, 2010, the Company announced that UAS Tactical Systems Ltd. (U-TacS), its Leicester-based joint company with Thales UK, was awarded a $70 million contract by Thales UK to provide Contractor Logistics Support (CLS) services for the Watchkeeper project to be undertaken over the next three years.

On May 2, 2010, the Company announced that it was awarded an Unmanned Aircraft System (UAS) contract from the Israeli Ministry of Defense, valued at approximately $50 million. Under the contract, the Company will supply the Israeli Defense Forces (IDF) with its new Hermes® 900 unmanned systems along with additional Hermes® 450 unmanned systems to expand the IDF's current Hermes® 450 fleet. In addition, the Company will supply the IDF with an enhancement of its existing UAS intelligence capabilities. The contract will be carried out over a three-year period.

Earning Release

On May 10, 2010, the Company announced, further to its announcements on January 25, 2010, November 12, 2008 and October 28, 2008, that it completed the acquisition of the balance of shares in Azimuth Technologies Ltd. ("Azimuth") pursuant to the merger agreement signed by Azimuth and the Company's wholly owned subsidiary, Elbit Security Systems Ltd., in January 2010. In November 2008, the Company purchased 19% of Azimuth's shares. The purchase price for the balance of Azimuth's shares following certain adjustments made in accordance with the merger agreement was approximately $41.5 million. Under the terms of the merger agreement an amount of approximately $1.6 million of the purchase price will be held in trust, to be released to Azimuth's shareholders subject to the terms of the merger agreement.

Management Comment:

“We are encouraged by our renewed growth in backlog and although we experienced somewhat slower revenues in the first quarter of 2010, we did see overall good performance.” commented Joseph Ackerman, President and CEO of Elbit Systems. “We recently were awarded several important contracts. These include the BGC3 system for the Australian army, orders that Elisra received for EW systems from an Asian customer, an order received by U-tacS, our JV with Thales in the U.K., and an order for our UAS from the Israeli Ministry of Defense.”

Mr. Ackerman continued, “Elbit Systems remains well positioned strategically, operationally, and financially. We have a very broad product range; our operations and customer base are becoming even more global and we are well-known as one of the leaders in defense electronics, a critical niche of the defense industry.”

Dividend:

The Board of Directors declared a dividend of $0.36 per share for the first quarter of 2010. The dividend’s record date is May 25, 2010, and the dividend will be paid on June 7, 2010, net of taxes and levies, at the rate of 16.03%.

Conference Call:

The Company will also be hosting a conference call today, Thursday, May 13, 2010 at 10:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 407 2553
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number:  +972 3 918 0610

at 10:00 am Eastern Time; 7:00 am Pacific Time; 3:00 pm UK Time; 5:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com.

An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5901 (Israel and International).

Earning Release

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Attachments:

Consolidated balance sheet
Consolidated statements of income
Condense consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:	IR Contact:
Joseph Gaspar, Executive VP & CFO	Ehud Helft / Kenny Green
Dalia Rosen, VP & Head of Corporate Communications
Elbit Systems Ltd.	CCG Investor Relations
Tel: +972-4 831-6663 Fax: +972-4-831-6944	Tel: 1-646-201-9246
E-mail: j.gaspar@elbitsystems.com dalia.rosen@elbitsystems.com	E-mail: elbitsystems@ccgisrael.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact .Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

Earning Release
ELBIT  SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	March 31	December 31
	2010	2009
	Unaudited	Audited
Assets

Current assets:
Cash and cash equivalents	$167,451	$140,709
Short-term bank deposits	133,646	115,924
Available for sale marketable securities	18,198	23,639
Trade receivables, net	562,068	659,524
Other receivables and pre-paid expenses	123,278	115,856
Inventories, net of customer advances	575,124	569,848
Total current assets	1,579,765	1,625,500

Investment in affiliated companies, partnership and other companies	90,955	88,759
Available for sale marketable securities	16,940	12,941
Long-term bank deposits and other receivables	56,292	36,338
Deferred income taxes, net	11,906	7,992
Severance pay fund	275,168	274,136
	451,261	420,166
Property, plant and equipment, net	410,243	404,675
Goodwill and other intangible assets, net	591,107	603,336
Total assets	$3,032,376	$3,053,677

Liabilities and Shareholders' Equity

Current maturities of long-term loans	$2,558	$2,663
Trade payables	286,603	299,238
Other payables and accrued expenses	556,498	552,806
Customer advances in excess of costs incurred on contracts in progress	337,104	367,137
Total current liabilities	1,182,763	1,221,844

Long-term loans, net of current maturities	376,148	386,534
Accrued termination liability	354,448	351,278
Deferred income taxes and tax liabilities, net	57,412	59,602
Customer advances in excess of costs incurred on contracts in progress	125,712	142,566
Other long-term liabilities	35,435	34,659
	949,155	974,639
Elbit Systems Ltd.'s shareholders' equity	874,671	832,868
Non-controlling interests	25,787	24,326
Total shareholders' equity	900,458	857,194
Total liabilities and shareholders' equity	$3,032,376	$3,053,677

Earning Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Three Months Ended March 31		Year Ended December 31
	2010	2009	2009
	Unaudited		Audited

Revenues	$618,201	$656,932	$2,832,437
Cost of revenues	433,656	448,664	1,982,954
Gross profit	184,545	208,268	849,483

Operating expenses:
Research and development, net	52,665	45,880	216,752
Marketing and selling	54,595	56,916	250,963
General and administrative	28,085	28,888	119,311
Total operating expenses	135,345	131,684	587,026

Operating income	49,200	76,584	262,457

Financial expenses, net	(3,135)	(19,039)	(15,585)
Other income (expenses), net	12,981	(95)	458
Income before taxes on income	59,046	57,450	247,330
Taxes on income	(10,327)	(12,212)	(38,109)
	48,719	45,238	209,221

Equity in net earnings of affiliated companies and partnership	3,912	4,776	19,292
Consolidated net income	$52,631	$50,014	$228,513

Less: net income attributable to non-controlling interests	(2,849)	(6,760)	(13,566)
Net income attributable to Elbit Systems Ltd.	$49,782	$43,254	$214,947

Earnings per share attributable to Elbit Systems Ltd.'s ordinary shareholders:
Basic net earnings per share	$1.17	$1.03	$5.08
Diluted net earnings per share	$1.15	$1.02	$5.00
Weighted average number of shares used in computation of basic earnings per share	42,577	42,097	42,305
Weighted average number of shares used in computation of diluted earnings per share	43,286	42,534	42,983

Earning Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$52,631	$50,014	$228,513
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,683	30,031	123,473
Write-off impairment	-	-	3,017
Stock based compensation	1,335	1,251	5,134
Deferred income taxes and reserve, net	(9,371)	(2,319)	7,606
Severance, pension and termination indemnities, net	1,735	(7,749)	(16,773)
Gain on sale of property, plant and equipment	(806)	(332)	(723)
Gain on sale of investment	(12,977)	-	(2,734)
Equity in net earnings of affiliated companies and partnership, net of dividend received (*)	(811)	(1,188)	(1,824)
Change in operating assets and liabilities:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses	72,990	8,796	(136,224)
Decrease (increase) in inventories, net	(5,276)	(16,701)	75,431
Increase (decrease) in trade payables, other payables and accrued expenses	(18,266)	(14,766)	20,223
Decrease in advances received from customers	(46,887)	(41,588)	(95,397
Net cash provided by operating activities	63,980	5,449	209,722

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(26,151)	(23,011)	(107,893)
Acquisition of subsidiaries and business operations	-	(13,783)	(48,234
Investments in affiliated companies and other companies	-	(218)	(19,415
Proceeds from sale of property, plant and equipment	2,355	2,868	9,055
Proceeds from sale of investments	12,751	-	33,026
Investment in long-term deposits, net	4,063	(11,552)	(11,010)
Investment in short-term deposits and available for sale securities, net	(18,920)	(54,137)	(52,832)
Net cash used in investing activities	(25,902)	(99,833)	(197,303)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	1,912	1,107	9,871
Purchase of non-controlling interests	-	-	(110,250)
Repayment of long-term bank loans	(46,585)	(17,499)	(148,652)
Proceeds from long-term bank loans	34,990	45,000	256,354
Dividends paid	(1,653)	(823)	(76,172)
Change in short-term bank credit and loans, net	-	(3,684)	(7,531)
Net cash provided by (used in) financing activities	(11,336)	24,101	(76,380)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	26,742	(70,283)	(63,961)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	140,709	204,670	204,670
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$167,451	$134,387	$140,709
* Dividend received	$3,101	$5,964	$17,468

Earning Release

ELBIT  SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated revenue by areas of operation:

	Three Months Ended March 31				Year Ended December 31
	2010		2009		2009
	$ millions	%	$ millions	%	$ millions	%

Airborne systems	179.8	29.1	172.9	26.3	716.9	25.3
Land systems	114.7	18.6	141.8	21.6	520.0	18.4
C4ISR systems	206.5	33.4	230.1	35.0	1,058.7	37.4
Electro-optics	81.7	13.2	82.7	12.6	406.2	14.3
Other (mainly non-defense engineering and production services)	35.5	5.7	29.4	4.5	130.6	4.6
Total	618.2	100.0	656.9	100.0	2,832.4	100.0

 Consolidated revenues by geographical regions:

	Three Months Ended March 31				Year Ended December 31
	2010		2009		2009
	$ millions	%	$ millions	%	$ millions	%

Israel	142.8	23.1	124.5	18.9	627.3	22.2
United States	187.7	30.4	210.7	32.1	813.4	28.7
Europe	156.2	25.2	162.2	24.7	728.2	25.7
Other countries	131.5	21.3	159.5	24.3	663.5	23.4
Total	618.2	100.0	656.9	100.0	2,832.4	100.0